Exhibit 99.1

GPO Box 2719 Sydney New South Wales 2001	J T Ralph, AC Chairman

20 February 2003 Dear Shareholder,

There has been considerable media coverage following the disclosure of substantial payments made to a former senior executive at the time of the Bank’s interim results. This coverage has extended to the wisdom or otherwise of the Bank’s merger with Colonial Ltd (Colonial) and whether the Bank conducted adequate due diligence during the merger process. These are the issues that I would like to cover in my letter to you.

Merger Benefits

Your Directors believe that the decision to expand in the wealth management business through the merger with Colonial was, and remains, the correct strategic decision for the Bank.

As the CEO, Mr Murray, pointed out when presenting the interim results, the Bank has been able to increase the overall value of the acquired businesses, despite the current unfavourable environment.

Part of the decision to proceed with the merger was based on the presence of clear integration synergies in banking, and we were able to realise the expected benefits considerably more quickly than initially anticipated.

With regard to the subject of most of the recent comments, the Bank has also added significant value to its wealth management businesses since June 2000. Notwithstanding a $426 million reduction in the assessed valuation in the current half-year period, the value of these businesses (life and funds management) has been increased by more than $1.5 billion since the acquisition of Colonial.

Due Diligence

We have closely reviewed the processes and occurrences in relation to the due diligence undertaken for the merger. I am satisfied that there was no further information that would have had any effect on the Board’s decision to proceed with the merger.

The Bank sought advice and adopted the normal commercial practice for due diligence in major transactions of this kind. After initial and general discussions, and before executing a Merger Implementation Agreement, high level due diligence was conducted, constrained by the disclosure obligations of the respective parties as listed companies and normal competitive factors. This high level due diligence occurred over three days prior to execution of the Merger Implementation Agreement on 10 March 2000.

The Merger Implementation Agreement included provisions specifying the conditions under which either the Bank or Colonial could terminate the agreement for reasons discovered in the due diligence. Under the Agreement, the Bank was excluded from relying on any matters, events or circumstances set out in a disclosure letter provided to the Bank by Colonial, prior to signing the Merger Implementation Agreement.

The disclosure letter, which was received immediately prior to the execution of the Merger Implementation Agreement, referred to separation payments and/or lock-in payments to which various senior executives might become entitled in certain circumstances, without quantifying the amounts other than two lock-in payments.

Upon receipt of the disclosure letter the Bank, with the support of its advisers, and on the basis of Colonial’s published accounts, judged that there were no remuneration issues, of themselves, likely to affect any decision to proceed with the merger.

After execution of the Merger Implementation Agreement, the Bank conducted proper due diligence on the basis of an in-depth appraisal of all relevant information. Although, under the Merger Implementation Agreement, the Bank would have been entitled to terminate the agreement based on undisclosed liabilities exceeding $100 million, no liabilities to that extent were uncovered by the due diligence process. This needs to be understood in the context of a merger with $9.12 billion of consideration in scrip for the banking business as well as the life and funds management businesses.

Following completion of the merger, the Bank was in a position to negotiate with Mr Cuffe, Chief Executive of Colonial First State Investment Managers, to retain his services. A change of control provision in his Colonial employment contract, entered into in January 2000, entitled him to terminate his employment in the three months following a change in control and receive the payments he would have received under this contract if he had continued to be employed until 31 December 2003. These payments amounted to $19.55 million, but he would have forfeited a $10 million lock-in payment. If the new owner terminated his employment, he was entitled to both amounts, totalling $29.55 million.

While the payments available to Mr Cuffe under his contract were very substantial, the business decision in relation to the individual and his continued employment in the Group was not a very difficult one. We had the option of terminating his employment following the merger, incurring a payment of

$29.55 million, or continuing the contract and obtaining the services of a successful manager for a likely two years for an amount that was not relatively much larger.

The Bank and Mr Cuffe reached agreement on his retention in August 2000 and a new contract was entered into on terms which essentially replicated his former Colonial contract.

Disclosure

Considerable concern has been expressed regarding these payments. My Board colleagues and I fully understand why a sum of this magnitude should attract such attention. The substantial amount of these payments, combined with the fact that Mr Cuffe resigned from Colonial First State effective 31 January 2003, led the Board to the decision that shareholders should be advised about these payments with the report of the half yearly results.

As some shareholders may not have read the full details contained in the half yearly report, the basis of the payments was set out as follows:

“A senior executive of Colonial First State resigned after the end of the half-year. Included in the half yearly accounts is a payment of $3.39 million for an incentive payment in respect of the previous year, paid in the current year. Additionally, the executive received a $26.54 million payment from a provision raised at the acquisition of Colonial for liabilities relating to the conditions in the contract with that company. The executive also received, after the balance date, $2.82 million representing the payment of statutory entitlements and remuneration for the current year.”

As Mr Murray has explained to the media, this note makes clear that the Bank had established in its accounts appropriate provisions for contingent payments at the time of the merger. Most of the total amount referred to was paid in July 2002, as provided for in the employment contract, and not related to Mr Cuffe’s termination of employment.

Positioning for the Future

The Colonial merger has allowed the Bank to enhance its business mix and create a wider and better range of customer services. This progress will support further value creation and confirms the importance of the acquired businesses’ role in the Bank’s strategy.

Looking at the situation today, all businesses and superannuation funds are, of course, adversely affected by the current weakness in world share markets. However, there is a reasonable expectation that, like all bear markets that have preceded this one, there will be a recovery. The Bank and the businesses acquired through the Colonial merger are appropriately positioned for this recovery.

Mr Murray highlighted at the presentation of the results that the change in the value of the funds management and life businesses did not affect the capital strength of the Bank nor did it affect the dividend, given that the Bank’s payout ratio is related to its cash earnings.

At our interim results announcement, we declared a dividend of 69 cents per share, which is the tenth successive increase in interim dividend. It is our intention to continue this track record of providing reliable income for our shareholders.

The Board wants to ensure that you are correctly informed about these matters. We would also like to assure you that the Board believes that the Bank should continue to focus on the business at hand and ensure that its overall performance continues to deliver returns to our shareholders.

I would like to take this opportunity to thank you for your continued support. I realise that I have gone into some detail, but the Board wants to ensure that you are properly informed about these matters. I have done this because your Directors are committed to earning and maintaining the trust of our shareholders.

Yours sincerely,